

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

<u>Via E-mail</u>
Mr. Arun Menawat
President and Chief Executive Officer
Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Mississauga, Ontario
Canada L4W 4LS

  Re: **Novadaq Technologies Inc.**
      Form 40-F for the Fiscal Year Ended December 31, 2014
      Filed March 26, 2015
      File No. 1-35446

Dear Mr. Menawat:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant